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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-53542

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/22 (MM/DD/YY) AND ENDING 06/30/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: The Bank Street Group LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

333 Ludlow Street, South Tower, 3rd Floor
(No. and Street)

Stamford	CT	06902
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James H. Henry	203-252-2800	jhenry@bankstreet.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Reid CPA's LLP
(Name – if individual, state last, first, and middle name)

7600 Jericho Turnpike,Suite 400	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

07-13-2013	5861
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James H. Henry, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of The Bank Street Group LLC, as of 6/30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: Senior Managing Director

Notary Public

TERESA K. BURNS
NOTARY PUBLIC
State of Connecticut
My Commission Expires Sep. 30, 2027

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS

REID
ACCOUNTANTS • ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of The Bank Street Group LLC

Opinion on the Financial Statements

We have audited the accompanying financial condition of The Bank Street Group LLC as of June 30, 2023, and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of The Bank Street Group LLC as of June 30, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of The Bank Street Group LLC's management. Our responsibility is to express an opinion on The Bank Street Group LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to The Bank Street Group LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of The Bank Street Group LLC's financial statements. The supplemental information is the responsibility of The Bank Street Group LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as The Bank Street Group LLC auditor since 2014.

Reid CPAs, LLP

Woodbury, New York
August 28, 2023

THE BANK STREET GROUP LLC

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2023

ASSETS	
Cash	$ 2,302,560
Accounts receivable	1,176,053
Interest receivable	96,602
Fixed assets, net of accumulated depreciation of $22,905	103,884
Right to use asset	986,614
Securities owned, at fair value	25,109,545
Security deposit	56,797
TOTAL ASSETS	$ 29,832,055
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 18,245,038
Deferred retainer income	640,000
Lease liability payable	985,595
TOTAL LIABILITIES	19,870,633
Members' equity	9,961,422
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 29,832,055

CONFIDENTIAL TREATMENT REQUESTED

See notes to financial statements

THE BANK STREET GROUP LLC

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2023

REVENUES	
Investment banking and advisory fees	$ 58,637,315
Interest income	364,772
TOTAL REVENUES	59,002,087
EXPENSES	
Employee compensation and benefits	39,912,883
Communications and data processing	123,128
Occupancy	340,222
Professional Fees	132,184
Travel and entertainment	904,893
Regulatory fees	234,940
Information technology services	177,860
Office expenses	72,256
Other operating expenses	1,580,581
TOTAL EXPENSES	43,478,947
NET INCOME	$ 15,523,140

CONFIDENTIAL TREATMENT REQUESTED

See notes to financial statements

THE BANK STREET GROUP LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2023

BALANCE-BEGINNING OF YEAR	$ 10,510,442
Net Income	15,523,142
Distributions	(16,072,162)
BALANCE-END OF YEAR	$ 9,961,422

CONFIDENTIAL TREATMENT REQUESTED

See notes to financial statements

THE BANK STREET GROUP LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2023

Cash flows from operating activities	
Net Income	$ 15,523,140
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Depreciation expense	2,560
Changes in operating assets and liabilities:	
Accounts receivable	67,400
Interest receivable	(96,602)
Right to use asset	311,563
Accounts payable and accrued expenses	(374,534)
Lease liability payable	(290,667)
Deferred retainer income	215,000
Net cash provided operating activities	15,357,860
Cash flows from investing activities	
Purchase of equipment	(16,141)
Net cash (used in) investing activities	(16,141)
Cash flows from financing activities	
Distributions	(16,072,162)
Purchase of securities	(25,109,545)
Net cash (used in) financing activities	(41,181,707)
NET CHANGE IN CASH	(25,839,988)
CASH-BEGINNING OF YEAR	28,142,548
CASH-END OF YEAR	$ 2,302,560
Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Interest paid	$ -
Income tax	$ -

CONFIDENTIAL TREATMENT REQUESTED

1. ORGANIZATION AND NATURE OF BUSINESS

The Bank Street Group LLC (the "Company"), formed in May 2001 is a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC) and does not carry or hold securities for customer accounts. There are no liabilities subordinated to claims of general creditors during the year ended June 30, 2023.

As a boutique investment bank, the Company provides merger, acquisition, and financial advisory services to its clients. The Company assists management teams with analyzing, structuring, and executing a wide range of strategic and financial alternatives. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

SIGNIFICANT CREDIT RISK AND ESTIMATES

The Company as a non-clearing broker does not handle any customer funds or securities. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and accounts receivables. The Company places its temporary cash investments with financial institutions and limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to accounts receivables are limited due to the large number of customers comprising the Company's customer base and their dispersion across different industries and geographic areas. As of June 30, 2023, the Company had no significant concentrations of credit risk.

SECURITIES OWNED AT FAIR VALUE,

Marketable securities are value at market value.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES (CONTINUED)

REVENUE RECOGNITION

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

The Company provides investment banking services, including merger and acquisitions advisory, private placements of debt and equity capital as well as other related services. Contract agreements for advisory services with clients generally call for monthly retainers and success fees for the performance under the agreement. Revenue for advisory service retainer payments is recognized when earned during an engagement, and deferred revenue is recorded as a liability for the unearned portion at the financial statement date. Success fees for transactions are recognized at the point in time that performance under the arrangement is completed, typically at the closing date of the transaction.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and accounts receivable. The Company maintains cash with a major financial institution. At times, such amounts might exceed Federal Deposit Insurance Corporation ("FDIC") limits.

INCOME TAXES

The Company files its federal income tax as a limited liability company under the provisions of the Internal Revenue Code. Under these provisions, the Company's net income or loss is reported directly on the individual tax return of its members. The members are individually liable for Federal, state and local income taxes.

In addition, recently issued guidance by the Financial Accounting Standards Board (FASB) on Uncertainty in Income Taxes, which was adopted by the Company effective January 1, 2010, had no effect on the financial statements. Management concluded there were no material uncertain tax positions at June 30, 2023, principally because of its status as a non-taxable "pass-through" entity for federal and state income tax purposes.

The Company files U.S. federal income tax returns and state and local income tax returns in Connecticut. Returns filed in these jurisdictions for tax years ended on or after January 1, 2017 are subject to examination by the relevant taxing authorities.

3. FIXED ASSETS

Fixed assets consist of the following at June 30, 2023:

Furniture and fixtures	$126,789
Less – Accumulated depreciation and amortization	(22,905)
Total	$103,884

4. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has signed a new lease agreement which commenced on September 1, 2021 and shall expire on August 31, 2026 for its office facilities, some of which contain provisions for future rent increases or periods in which rent payments are reduced (abated). There are also provisions for additional rent based upon real estate taxes and operating costs of the landlord. In accordance with generally accepted accounting principles.

Certain leases contain renewal options and escalation clauses. Rent expense for the year ended June 30, 2023, aggregated to $340,222 and is included in the Occupancy expense line item on the statement of operations.

In the normal course of business, the Company enters underwriting commitments. Transactions relating to such underwriting commitments that were open at June 30, 2023 and were subsequently settled had no material effect on the financial statements as of that date.

The Company has adopted FASB standard 842 regarding leases, which took effect as of the first day of the fiscal year after June 30, 2019. As of June 30, 2023, the Company recorded a right-of-use asset in the amount of $986,614 and a lease liability in the amount of approximately $985,595. The impact to the Company net capital was a decrease of $1,019. The right-of-use asset is allowable to the extent of an offsetting lease liability.

5. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Firm will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts.

6. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and which requires that the Company maintain minimum net capital, as defined, to be 6-2/3% of aggregate indebtedness of $1,259,071 whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of June 30, 2023, the Company had net capital of $8,122,497, which exceeded requirements by $6,863,429. The Company had a percentage of aggregate indebtedness to net capital of 232.52% as of June 30, 2023.

7. SUBSEQUENT EVENTS

Management has performed an evaluation of events that have occurred subsequent to June 30, 2023, and through August 28, 2023, the date these financial statements were available to be issued. There have been no material subsequent events that occurred during this period that would require disclosure in this report or would be required to be recognized in the financials statements as of June 30, 2023.

THE BANK STREET GROUP LLC

COMPUTATION OF NET CAPITAL UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGES JUNE 30, 2023 ***SCHEDULE 1***

NET CAPITAL	
Total members' equity	$ 9,961,422
Deductions and/or charges:	
Non-allowable assets	
Accounts receivable	1,176,053
Other assets	160,681
TOTAL NON-ALLOWABLE ASSETS	1,336,734
NET CAPITAL BEFORE HAIRCUTS	8,624,688
HAIRCUTS ON INVESTMENT SECURITIES	502,191
NET CAPITAL BEFORE HAIRCUTS	$ 8,122,497
AGGREGATE INDEBTNESS	$ 18,886,057
(A) MINIMUM NET CAPITAL REQUIRED (6 2/3% of total A. I.)	$ 1,259,071
(B) MINIMUM NET CAPITAL REQUIRED	$ 5,000
NET CAPITAL REQUIREMENT (GREATER OF (A) OR (B)	$ 1,259,071
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENT	$ 6,863,426
PERCENTAGE OF AGGREGATE INDEBTNESS TO NET CAPITAL	232.52%

There were no material differences with respect to the computation of net capital pursuant to Rule 15c3-1 calculated above and the Company's computation included in Part IIA of Form X-17A-5 as of June 30, 2023.

REID
ACCOUNTANTS • ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of The Bank Street Group LLC
Stamford, Connecticut

We have reviewed management's statements, included in the accompanying exemption Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5 in which (1) The Bank Street Group LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C..F.R. Section §240.17a-5 because the Company limits its business activities exclusively to private placements of securities and Other -merger and acquisitions, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c-3-3) throughout the most recent fiscal year without exception.

The Bank Street Group LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Bank Street Group LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. Section §240.17a-5 and related SEC Staff Frequently Asked Questions.

Reid CPAs, LLP

Woodbury, NY
August 28, 2023

bankstreet

James H. Henry
Senior Managing Director
(203) 252-2802
jhenry@bankstreet.com

Bank Street Group LLC
333 Ludlow Street
Stamford, CT 06902
www.bankstreet.com

August 14, 2023

Exemption Report July 1, 2022 through June 30, 2023.

Bank Street Group L.L.C. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities as agent on a best efforts basis, in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and provides mergers and acquisition advisory services; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Bank Street Group L.L.C.

I, James Henry swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

James Henry
Senior Managing Director

Member FINRA | SIPC

Mergers & Acquisitions | Private Placements | Restructuring | General Financial Advisory

REID
ACCOUNTANTS • ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of The Bank Street Group LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2023. Management of The Bank Street Group LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount report on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2023, with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2023, noting no differences

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences, and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and meet our other ethical responsibilities in accordance with relevant ethical requirements related to our agreed upon procedures engagement.

This report is intended solely for the information and use of The Bank Street Group LLC and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Reid CPAs, LLP

Woodbury, New York
August 28, 2023

REID CPAs, LLP **Woodbury | New York | Boca Raton**

7600 Jericho Turnpike, Suite 400, Woodbury, NY 11797 P: **516-802-0100** W: **ReidLLP.com**

THE BANK STREET GROUP LLC

SECURITIES INVESTOR PROTECTION CORPORATION
ASSESSMENT AND PAYMENT RECONCILIATION
FOR THE FISCAL YEAR ENDED JUNE 30, 2023

SIPC NET OPERATING REVENUE	$ 59,002,087
GENERAL ASSESSMENT	$ 88,503
Less payment made with SIPC-6	41,043
PAYMENT MADE WITH SIPC-7	$ 47,460

See auditor's report on agreed-upon procedures

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 06/30/2023
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

i8053542 FINRA JUN
THE BANK STREET GROUP LLC
ATTN: JAMES HENRY
333 LUDLOW STREET, SOUTH TOWER 3RD FLOOR
STAMFORD CT 06902

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
JAMES HENRY 203-252-2802

2. A. General Assessment (item 2e from page 2) $88,503

B. Less payment made with SIPC-6 filed (**exclude interest**) (41,043)
Jan 2023
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 47,460

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $47,460

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

THE BANK STREET GROUP LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

(Title)

Dated the 24 day of July, 2023.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 07/01/2022
and ending 06/30/2023

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $59,002,087

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 0

2d. SIPC Net Operating Revenues $59,002,087

2e. General Assessment @ .0015 $88,503

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